SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period December 22, 2009

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒                                Form 40-F        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    ☐                               No                    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 6, 2009 to December 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By :	/s/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary

Date:	22 December, 2009

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 38AWC

Alumina Limited notes the announcement made today by Alcoa Inc reporting its third quarter 2009 earnings.

Alumina Limited CEO, John Bevan, commented, “We have seen early improvements in demand and prices for alumina in the third quarter as the alumina market moves toward balance. Commissioning of the Juruti mine and the expansion of the Sao Luis refinery have proceeded to plan and are expected to further improve AWAC’s average cash cost position”.

The Alcoa alumina sector result includes the financial impact of the acquisition of BHP’s stake in the Suriname refinery in July 2009. The impact of the Suriname transaction on Alumina Limited will reflect differences in the timing of expected rehabilitation activities, pension accounting between US GAAP and IFRS, and taxation treatments between the USA and Australia.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

/s/ STEPHEN FOSTER	Alumina Limited
Stephen Foster Company Secretary 8 October 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 39AWC

Attached is a presentation by Alumina Limited’s CEO, John Bevan, in Hong Kong and Singapore during the Morgan Stanley Asia Pacific Summit

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

/s/ STEPHEN FOSTER	Alumina Limited
Stephen Foster Company Secretary 17 November 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alumina Limited Positioned for Growth Asia Pacific Summit John Bevan Chief Executive Officer

2 Alumina Limited – who are we? Current aluminium market conditions Alumina demand and pricing The unique position of Alumina Limited

Disclaimer
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.
Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”,
“ estimates ” , “ should ” , “ will ” , “ expects ” , plans
”
or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s June 2009 Half-Yearly ASX Report filed on Form 6-K and Alumina’s
Form 20-F for the year ended 31 December 2008.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Current Share Price (11/11/09) A$1.69
Shares on Issue 2.44bn
Market CAP A$4.12bn
175
237
316
331
569
406
202
100
200
300
400
500
600
2002 2003 2004 2005 2006 2007 2008
Underlying Earnings (AUD)
Who is Alumina Limited
Alumina Limited (AWC) is listed on the Australian Stock Exchange and the New
York Stock Exchange
Alumina’s primary asset is its 40% joint venture interest in Alcoa World Alumina
& Chemicals (AWAC) – Alcoa holds 60%
AWAC mainly produces smelter grade alumina feedstock and aluminium from
2 smelters in Australia

Joint Venture Structure
Alumina
Limited
Alcoa Inc
40% 60%
What is AWAC?
World’s largest alumina producer, accounting for 18% of
world production
Exclusive joint venture with
Alcoa for bauxite and alumina
Alcoa manages “day to day
operations”
Includes 2 smelters in Australia
AWAC Entities

AWAC – The Global Bauxite & Alumina Business
Point Comfort
San Ciprian
Kwinana
Pinjarra
Wagerup
Huntly
Willowdale
Guinea
Juruti
Jamalco
Suralco
Sao Luis
Portland
Point Henry
MRN
Bauxite Mines
Refineries
Smelters
All assets 100% owned by AWAC except
Portland Smelter – 55% Guinea – 23%
Sao Luis - 39% MRN – 9.6%
Jamalco – 45%
Eight refineries
Seven bauxite mines
Two smelters

Aluminium Demand is Rebounding
2009 Projected Primary Aluminum Consumption by Region (mmt)
Source: Alcoa Q3 2009
2H’09 vs. 1H’09
Growth Rate:  11%
2H’09 vs. 1H’09
+6%
+18%
+1%
+22%
+11%
+16%
+7%
6.6
7.1
3.0
3.4
2.4
2.6
2.0
2.4
0.4
0.4
0.3
0.4
1.9
2.0
1H'09 2H'09
Other*
Brazil
Russia
Asia w/o China
North America
Europe
China

North America	Europe	China	Global
	**Aerospace**				Deliveries flat
	**Automotive**	10%-15% sales increase	10%-15% sales decline	5%-10% sales increase	5%-10% sales increase
	**Heavy Truck & Trailer**	0%-5% sales increase	Sales relatively flat	0%-5% sales increase	0%-5% sales increase
	**Beverage Can Packaging**	Seasonal declines (4%-6% decline)	Sales relatively flat	10% sales increase	Sales relatively flat
	**Commercial Building and Construction**	21% sales decline	Sales relatively flat	2.5% sales increase	5% sales decline
	**Industrial Gas Turbine**				15% heavy duty gas turbine build rate decline

ALUMINA LIMITED

8 Source: Alcoa Q3 2009 Alcoa End Markets: Assessment of 2nd Half 2009 VS 1st Half 2009 Conditions Improving Aluminium Market Conditions in 2H 2009

$1,250
$1,500
$1,750
$2,000
$2,250
$2,500
$2,750
$3,000
$3,250
$3,500
0
10
20
30
40
50
60
70
1/05 7/05 1/06 7/06 1/07 7/07 1/08 7/08 1/09 7/09
Producer
Japan Port
Shanghai
LME
LME 3 Mon
Rise In LME Stocks Slows As Non-LME Stocks
Decline
$/MT
Producer levels
at all time lows
Japan Port
stocks at 15-
year lows
Inventory
Source: Bloomberg, IAI
67 days of
consumption
LME at 49
days
Non-LME at
18 days

Kt
– 1 Week of Inventory
– Minimal Lead-time
– 3 months of Inventory
– 3 Month Lead-time
– 2 months of Inventory
– 3 Month Lead-time
Distributor Rolling Mill Smelter OEM
The Impact of Destocking on the Supply Chain
– Continuous Flow
New
Order
In
Process
On
Floor
Order to
Rolling Mill
-7%
New
Order
In
Process
On
Floor
Order  to
Smelter
-17%
Excess
New
Order
Production
Volume
-42%
Old
Order
Order
Reduction
New
Order
Order to
Service
Center
On
Floor
-5%
Time Line 3 Months 6 Months 9 Months
Source: Davenport & Company; Alcoa analysis
Refrigerator
Rolled Sheet Rolled Sheet Primary Aluminum
De-stocking Has Left Supply Chain Depleted

Source: Bloomberg as at 9 November 2009
Aluminium Forward Prices
Short term prices are below reinvestment requirements
1,200
1,400
1,600
1,800
2,000
2,200
2,400
Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13
November
January
March

Non
Integrated
18mt
Integrated
39mt
Alumina
Production
79.1mt
Rest of World – 57mt
Generally 1,3,5 year contracts,
or longer
Generally linked to aluminium
price
Developing spot market
China – 22mt
Generally short term contracts
Generally not linked to
aluminium price
Integrated
9mt
Non
Integrated
13mt
Alumina Supply Dynamics
Source: CRU 2008 Actuals
Contract Form*
* Alumina

China’s Alumina Supply – Integrated vs
Non-Integrated
Source: Clark & Marron October 2009
Integrated
Chalco
Integrated
Non Chalco
Imports
Long term
Other
Traded
Total
Supply
5.4
20%
6.6
24%
3.0
11%
12.1
45%
27.1
(Figures represent millions of tonnes)

Alumina Price Comparison
Source: Chalco website, Bloomberg, ABARE, China CCM
0
100
200
300
400
500
600
700
800
Jun 2003 Jun 2004 Jun 2005 Jun 2006 Jun 2007 Jun 2008 Jun 2009
US$/t
Chalco alumina Alumina spot ABARE alumina Non-Chalco alumina

450
400
350
300
250
200
150
100
50
0
Cost US$/t
Alumina Price - China CCM (August 2009)
< Other Cost >
< Bx Cost >
0%
25%
50%
75%
100%
Cumulative Production - %

ALUMINA LIMITED

15 China’s Alumina Cost Curve (3Q 2009) Alumina Cost Curve (US$/t) Source: Clark & Marron October 2009

Alumina Supply/Demand is Balanced
Source: Alcoa estimates, CRU, CNIA, IAI
2009E Alumina Supply / Demand Balance (in kmt)
Balanced
Jul-Dec 09 Alumina Production 10,700
Run Rate
Announced Restarts 400
Imports from Western World 2,300
Supply 13,400
Demand (12,700)
Net Surplus 700
Jul-Dec 09 Alumina Production 24,600
Run Rate
Announced Restarts 450
Exports to China (2,300)
Supply 22,750
Demand (23,200)
Net Deficit (450)
China Western World

What Makes a Tier 1 Asset?
Close to bauxite reserves
Low caustic soda usage
Long term energy supply
Stable workforce
Close to deep water port
Port gives direct access to
main customers
Pinjarra – 4.2m mtpy

AWAC has tier 1 assets in Australia and Brazil
Production volumes dominate production
Nominal capacity of 17 million tonnes
Sao Luis will improve AWAC’s position to 25
th
percentile of cost curve
Source: © Brook Hunt and Associates Ltd 2009
AWAC
0 10000 20000 30000 40000 50000 60000 70000 80000
Production (kt/a)
AWAC is Well Positioned for the Long Term

USc/ lb
Kt
Juruti Mine and Alumar Refinery Expansion Commissioned in 3Q 2009
Railroad
Washing Plant
Ship Loader
Juruti Alumar
Benchmark in Sustainable Development Strengthened Refining Position in Brazil
Alumina Silo Cogeneration Calciners
Source: Alcoa, Alumina Limited
New Tier 1 Assets are being Commissioned
Alumina share of capex US$0.8 billion
2.6 MMT of production; opportunities
to expand as demand grows
World competitive bauxite to serve
refineries in Brazil and beyond
Alumina share of capex US$0.6 billion
2.1 MMT expansion; 1.1 MMT AWAC
share
Expansion capacity in first quintile of
cost curve

Alumina Limited Balance Sheet is Strong
Gearing at 30 June 2009 – 8.6%
Net debt at 30 June 2009 – A$328 million*
No net drawn debt due for repayment in 2009 or 2010
US$350m convertible bond matures 2013, can be
redeemed 2011
* Includes component of convertible bond in equity

Summary
Short term market outlook is stable
Supply imbalances provide pricing opportunities
AWAC positioned at 25% percentile of cost curve
Alumina Limited has a strong balance sheet
Positioned for market improvement and growth

Questions

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 40AWC

Alumina Limited notes the announcement made by Alcoa Inc reporting the inauguration of the expanded Alumar alumina refinery in northern Brazil.

Capacity at the Alumar refinery has been more than doubled to 3.6mtpa. The AWAC share of the expansion is 1.1mtpa.

Alumina Limited CEO, John Bevan, commented, “Our investment in the Alumar expansion has added new low cost capacity that provides further operational diversity and flexibility. Production is expected to be ramped up to full capacity by the end of the first quarter of 2010 and will place the AWAC global refining system in the lowest cost quartile in the global cost curve”.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

/s/ STEPHEN FOSTER	Alumina Limited
Stephen Foster Company Secretary 14 December 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

December 11, 2009

Alumar Alumina Refinery Expansion Dedicated

Inauguration Attended By Brazilian President Lula da Silva; Investment More than Doubles Capacity; Expansion in 1st Quintile of Low-Cost Production

NEW YORK—(BUSINESS WIRE)—Alcoa (NYSE:AA) has inaugurated the expansion of the Alumar alumina refinery in northern Brazil, where capacity more than doubled from 1.5 million metric tons per year (mtpy) to 3.6 million mtpy. Alcoa’s share of the expansion will be 1.1 million mtpy. The expansion capacity at the refinery will be in the first quintile of low cost alumina production globally.

Alumar, located in Maranhão state outside São Luis, Brazil, is jointly owned by Alcoa Aluminio and Alcoa World Alumina and Chemicals/AWAC (54 percent), BHP Billiton (36 percent) and Rio Tinto Alcan (10 percent). Alcoa manages the facility. The AWAC share of the Alumar refinery expansion will be supplied by the recently completed AWAC Juruti bauxite mine. Alcoa’s investment in the Alumar expansion, which totaled approximately $1.0 billion, will place Alcoa’s global refining system in the lowest cost quartile on the global cost curve. Production at the refinery will be ramped up to reach full capacity by the end of the first quarter of 2010.

Brazilian President Lula da Silva participated in Thursday’s inauguration, along with Maranhão State Governor Roseana Sarney and other federal and state authorities. At the ceremony, President Lula said, “Above all the expansion of this refinery symbolizes a new moment being experienced by Brazil’s North/Northeast, in its march toward economic emancipation. This region’s economy has grown a lot in the last few years. That’s why Alcoa, the world’s main manager of alumina, and primary and fabricated aluminum, is transforming this Alumar complex here in Maranhão into one of the largest in the world, simultaneously with the implementation of a bauxite mine in Juruti.”

Franklin L. Feder, president of Alcoa Latin America and Caribbean, said, “We accomplished this expansion at competitive cost, employing local workers and suppliers and incorporating state-of-the-art technology, which places the Alumar alumina refinery as one of the lowest cost refineries in the world. And our ramp-up activities are going extremely well so this low-cost production will be utilized quickly.”

At the peak of the expansion construction, Alumar hired up to 13,000 workers, approximately 70% of them Maranhão natives, and 30% from the city of São Luis. When the milestone of 20 million work hours completed with no lost day incidents was reached, the project became a global labour safety benchmark.

Alcoa World Alumina and Chemicals is a joint venture between Alcoa and Alumina Limited with Alcoa holding 60 percent.

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 41AWC

San Ciprian and Point Comfort alumina refineries

Alumina Limited today announced that the AWAC joint venture has entered into forward contracts to hedge revenues and freight and energy costs associated with smelter grade alumina production from its San Ciprian and Point Comfort refineries for the 2010 year. The USD/Euro currency has also been hedged for the San Ciprian refinery.

Alumina Limited CEO, John Bevan, commented, “We have secured a cash positive outcome for these operations and retain full exposure to market prices for the bulk of our production which comes from low cost refineries. This is a prudent approach that proactively manages the impact of potential short term market volatility and takes into account the level of fixed costs at these operations”.

The San Ciprian and Point Comfort refineries contribute approximately 20 per cent of AWAC’s annual alumina production. The improvement in market conditions over recent months has enabled AWAC to complete hedging contracts that are expected to improve EBITDA from these two refineries by well over US$100m in 2010 compared to 2009 assuming current market conditions prevail throughout 2010. Updated profit guidance for the entire Alumina Limited business for the 2010 year will be provided in the usual course of events when the 2009 financial results are announced in February 2010.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

/s/ STEPHEN FOSTER	Alumina Limited
Stephen Foster Company Secretary 16 December 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 42AWC

Alumina Limited welcomes the announcement made today in relation to the partnership between Alcoa Inc and the Saudi Arabian mining company, Ma’aden, to develop a fully integrated, world-class aluminium industry in the Kingdom of Saudi Arabia.

Alcoa World Alumina & Chemicals will be the initial supplier of alumina to the project’s smelter which will be developed in the first phase of the project and come on line in 2013. The bauxite mine and alumina refinery will be developed in the second phase, with first production expected in late 2014. Alumina Limited’s equity contribution to the mine and refinery, which will be contributed progressively between 2010 and 2014, is expected to be approximately US$120 million. A variety of debt funding options will be considered for the Project.

Alumina Limited CEO, John Bevan, commented, “This is a unique opportunity to invest in very low cash cost alumina production capacity in a major growth region for the aluminium industry and further diversifies our operational and geographic footprint”.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

/s/ STEPHEN FOSTER	Alumina Limited
Stephen Foster Company Secretary 21 December 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2009 – 43AWC

Alumina Limited notes the announcement made by Alcoa Inc reporting the formation of a joint venture with Ma’aden, the Saudi Arabian Mining Company, to develop a fully integrated, world-class aluminium industry in the Kingdom of Saudi Arabia.

Alumina Limited will participate as normal through Alcoa World Alumina & Chemicals, in the bauxite mine and alumina refinery only. Alumina Limited’s equity contribution to the mine and refinery, which will be contributed progressively between 2010 and 2014, is expected to be approximately US$120 million. A variety of debt funding options will be considered for the Project.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

/s/ STEPHEN FOSTER	Alumina Limited
Stephen Foster Company Secretary 22 December 2009	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alcoa Announces Partnership with Ma’aden to Develop Lowest-Cost Aluminum Complex in the World

NEW YORK—Alcoa (NYSE:AA) today announced it has formed a joint venture with Ma’aden, the Saudi Arabian Mining Company, to develop a fully integrated, world-class aluminum industry in the Kingdom of Saudi Arabia. The joint venture will become the world’s preeminent and lowest-cost supplier of primary aluminum, alumina and aluminum products, with access to the growing markets of the Middle East and beyond.

In its initial phases, the joint venture will develop a fully integrated industrial complex, including:

A bauxite mine with an initial capacity of 4,000,000 metric tons per year (mtpy);

An alumina refinery with an initial capacity of 1,800,000 mtpy;

An aluminum smelter with an initial capacity of ingot, slab and billet of 740,000 mtpy; and

A rolling mill, with initial hot-mill capacity of between 250,000 and 460,000 mtpy. The mill will focus initially on the production of sheet, end and tab stock for the manufacture of aluminum cans, and potentially other products to serve the construction industry. It will be one of the most technically advanced mills in the world.

The refinery, smelter and rolling mill will be established within the new industrial zone of Raz Az Zawr on the east coast of the Kingdom of Saudi Arabia. The complex will utilize critical infrastructure, including low-cost and clean power generation, as well as port and rail facilities, developed by the Kingdom’s government. Bauxite feedstock for the planned alumina refinery will be transported by rail from the new mine at Al Ba’itha, near Quiba, in the north. The project will be developed and financed in two phases, with the rolling mill and smelter in the first phase. First production from the aluminum smelter and rolling mill is anticipated in 2013, and first production from the mine and refinery is expected in 2014.

Capital investment is expected to be approximately SAR 40.5 billion ($US 10.8 billion), subject to the completion of detailed feasibility studies and environmental impact assessments. Ma’aden will own 60 percent of the joint venture. Alcoa will control the remaining 40 percent of the joint venture through an investment partnership in which it will own 20 percent and its partners will participate through financing that represents the other 20 percent economic interest. Each of Alcoa and the partners will invest $900 million over a four-year period and will be responsible for their pro rata share of the project financing, in addition to specific completion commitments.

In welcoming the new venture, Dr. Abdallah Dabbagh, President and CEO of Ma’aden, said, “Alcoa’s partnership in all aspects of this integrated industry brings with it enormous value not only in terms of technology, resources and experience but also a proven commitment to sustainability.” He added, “A focus on quality alongside the robust economics of the project will ensure its leading role in advancing Saudi Arabia and the region as a major hub for the aluminum and downstream sectors.”

Alcoa President and CEO Klaus Kleinfeld said, “This joint venture is a once-in-a-generation opportunity for Alcoa, for Ma’aden and for the Kingdom of Saudi Arabia. We are creating a fully integrated aluminum complex that will be the most technologically advanced and cost efficient in the world. By changing the operating dynamics and cost base within our industry, the complex will be a model for the growth of aluminum in competition with other metals and is designed with the potential for future expansion. The joint venture leverages the unique strengths of both Alcoa and Ma’aden to create substantial value for our investors, customers and partners.”

Alcoa will provide know how, management expertise and support during the design, construction and operation of the mine, refinery, smelter and rolling mill. Alcoa will also arrange the supply of alumina feedstock to the smelter from outside the Kingdom until the project refinery comes on stream. Alcoa and Ma’aden will work with leading international and local firms on the design and construction of the complex.

Ma’aden’s Chairman, Engineer Abdullah Saif Al-Saif, added that the Saudi government’s investment in critical national infrastructure is proving to be a catalyst for this and other projects. “The positive impact of the government’s vision in developing the Kingdom’s infrastructure including the new railway network and deepwater port at Ras Az Zawr is clearly demonstrated by the realization of this industry and others such as phosphate. Collaboration in clean efficient power generation also ensures that it is both highly competitive and sustainable.”

About Alcoa

Alcoa is the world leader in the production and management of primary aluminum, fabricated aluminum and alumina combined, through its active and growing participation in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components including flat-rolled products, hard alloy extrusions, and forgings, Alcoa also markets Alcoa® wheels, fastening systems, precision and investment castings, and building systems. The Company has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland, and has been a member of the Dow Jones Sustainability Index for eight consecutive years. Alcoa employs approximately 63,000 people in 31 countries across the world. More information can be found at www.alcoa.com.

About Ma’aden

Ma’aden was established as a Saudi Arabian joint stock company in March 1997 to facilitate the development of Saudi Arabia’s non-petroleum mineral resources and to diversify the Kingdom’s economy away from the petroleum and petrochemical sectors.

Ma’aden is engaged in the development, advancement and improvement of all aspects of the mineral industry, mineral products and by-products and related industries in Saudi Arabia. In July 2008 Ma’aden offered 50 percent of the company’s shares for subscription in a successful SAR 9.25 billion IPO.

Ma’aden has progressed towards realizing its vision of building a world class mineral enterprise and its mission of being a profitable, publicly owned, international mining company, while maintaining the utmost concern for human resources, health and safety, environmental and social issues.

About Ras Az Zawr

Ras Az Zawr is the location for Ma’aden’s minerals industry complex, a 77 square km site, 90km north of Al Jubail on the Arabian Gulf coast of Saudi Arabia. In addition to housing the alumina refinery, aluminum smelter and rolling mill for the Ma’aden Alcoa joint venture aluminium industry, it is also the site for Ma’aden Phosphate Company’s integrated chemical and fertilizer facility, due to begin operation in 2010. The phosphate complex consists of a phosphoric acid plant, a sulphuric acid plant, an ammonia plant, a DAP granulation plant, a co-generation plant and desalination plant, as well as related infrastructure. It will process phosphate concentrate brought by rail from Al Jalamid. This will produce about 2.92 million mtpy of granular DAP, plus approximately 400,000 mtpy of excess ammonia and about 200,000 mtpy of excess phosphoric acid. Ras Az Zawr also has 25 square kilometers of land set aside for industrial expansion and downstream industry.